Exhibit 99.1

Stantec

STN TSX NYSE

First Quarter
Report 2020

PEOPLE · EXCELLENCE · INNOVATION · GROWTH

Communities are fundamental.

Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. We’re designers,

engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.	Aménagement d’une passerelle et d’un marais aux résidences SEVA / Development of a footbridge and a marsh at SEVA residences Candiac, Québec, Canada Ecosystem Restoration

Table of Contents	MANAGEMENT’S DISCUSSION AND ANALYSIS

	Business Model and Strategy	M-1
	Business Update – COVID 19 – Pandemic	M-2
	Q1 2020 Financial Highlights	M-3
	Financial Targets	M-6
	Outlook	M-6
	Financial Performance	M-8
	Summary of Quarterly Results	M-12
	Statements of Financial Position	M-14
	Liquidity and Capital Resources	M-15
	Other	M-18
	Critical Accounting Estimates, Developments, and Measures	M-19
	Controls and Procedures	M-20
	Risk Factors	M-20
	Subsequent Events	M-21
	Caution Regarding Forward-Looking Statements	M-21

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Consolidated Statements of Financial Position	F-1
	Consolidated Statements of Income	F-2
	Consolidated Statements of Comprehensive Income	F-3
	Consolidated Statements of Shareholders’ Equity	F-4
	Consolidated Statements of Cash Flows	F-5
	Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

Management’s Discussion and Analysis

May 6, 2020

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2020, dated May 6, 2020, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2020, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2019 Annual Report filed on February 26, 2020.

Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2020, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2019. Amendments disclosed in our December 31, 2019 audited consolidated financial statements (incorporated here by reference) did not have an impact on the Company’s consolidated financial statements or accounting policies for the quarter ended March 31, 2020. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Business Model and Strategy

Stantec is a global design and engineering firm with 22,000 employees that operate out of 350 locations around the world. We design with community in mind and have strong expertise across the buildings, energy and resources, environmental services, infrastructure, and water sectors. Key components of our business model are geographic diversification; service diversification; focus on the higher-margin, lower-risk design phase of buildings, energy, and infrastructure projects; and providing professional services in all phases of the project life cycle.

Our vision is to remain a top 10 global design firm that maximizes long-term, sustainable value. We aim to grow and diversify sustainably for the benefit of our clients, employees and shareholders. We will do this through a client-centric framework with four value creators: Excellence, Innovation, People, and Growth. Please see pages M-2 and M-3 of Stantec’s 2019 Annual Report for further details on our business model and strategy.

Management’s Discussion and Analysis March 31, 2020	M-1	Stantec Inc.

Business Update – COVID – 19 Pandemic

Protecting our Employees, Clients, and Communities

As details of the novel coronavirus outbreak began to emerge in January 2020, we implemented our Pandemic Response Plan, with protocols to meet the guidelines and recommendations issued by governments and health officials. These protocols have been critical to safeguarding our employees and their families, our clients, and our communities – this remains our highest priority.

Business Continuity

We moved quickly to support the mobilization of our global workforce to work from home. This included establishing flexible work solutions to aid our employees that have been directly or indirectly impacted by COVID-19, and equipping our employees with the necessary tools to work from home and provide for business continuity. Historical investments in our information technology systems have resulted in a near-seamless transition to remote working while supporting continued collaboration and teamwork. At peak periods, as many as 19,000 of our 22,000 employees around the world are simultaneously accessing our systems through our remote access networks.

Operations

Productivity, as measured by employee utilization, has remained high, dipping slightly as employees first transitioned to working from home in early March, then returning to levels typical for this time of year. Much of our work is deemed “essential” by local governments and, as such, activity levels remain high. Where we are observing project slowdowns or cancellations, we are tailoring our workforce to align with client needs.

As we continue to engage with clients to offer our support and expertise during this disruptive time, we are proud to be doing our part. As recognized experts in the design of healthcare facilities, our Buildings business has been called upon by multiple clients to provide design and engineering services for the temporary conversion of spaces at facilities, including Chicago’s McCormick Place Convention Center and Calgary’s Peter Lougheed Centre, into alternate care facilities, isolation wards, and infection control units for COVID-19 patients.

Expectations

Although the full extent of the impacts is not readily determinable on our financial results, we have made our best efforts to review and update our outlook and risk factors that were previously provided in our 2019 Annual Report. With the continuing uncertainty caused by the pandemic, we have withdrawn our 2020 guidance in its entirety, first provided in our 2019 Annual Report. See M-6 for the updates made to our outlook and M-20 for impacts on our risk factors. These updates have been made based on the best information we have at this time. We will continue to monitor the impacts to our results and will provide updates should the outlook change materially from our current expectations.

Management’s Discussion and Analysis March 31, 2020	M-2	Stantec Inc.

Q1 2020 Financial Highlights

	Quarter Ended Mar 31
	2020		2019
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue

Gross revenue	1,220.5	127.8%	1,151.5	127.4%
Net revenue	955.2	100.0%	904.1	100.0%
Direct payroll costs	448.5	47.0%	415.6	46.0%
Gross margin	506.7	53.0%	488.5	54.0%
Administrative and marketing expenses	367.3	38.5%	357.1	39.5%
Impairment of lease asset	9.7	1.0%	-	0.0%
Other	11.1	1.1%	(0.8)	(0.1%)
EBITDA from continuing operations (note)	118.6	12.4%	132.2	14.6%
Depreciation of property and equipment	14.5	1.5%	13.7	1.5%
Depreciation of lease assets	29.6	3.1%	27.4	3.0%
Amortization of intangible assets	14.2	1.5%	15.4	1.7%
Net interest expense	15.0	1.6%	17.2	1.9%
Income taxes	15.8	1.6%	13.6	1.5%
Net income from continuing operations	29.5	3.1%	44.9	5.0%
Net income from discontinued operations	10.2	1.1%	-	0.0%
Net income	39.7	4.2%	44.9	5.0%
Basic earnings per share (EPS) from continuing operations	0.27	n/m	0.40	n/m
Diluted EPS from continuing operations	0.26	n/m	0.40	n/m
Adjusted EBITDA from continuing operations (note)	139.7	14.6%	127.1	14.1%
Adjusted net income from continuing operations (note)	54.3	5.7%	50.3	5.6%
Adjusted diluted EPS from continuing operations (note)	0.49	n/m	0.45	n/m
Dividends declared per common share	0.155	n/m	0.145	n/m

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of the 2019 Annual Report and this MD&A).

n/m = not meaningful

Our Q1 20 results were largely unaffected by COVID-19 and remained consistent with pre-pandemic expectations. We achieved net revenue growth across our geographies and businesses and achieved strong adjusted EBITDA and diluted earnings per share growth.

•

Net revenue increased 5.7%, or $51.1 million, mainly due to organic growth of 4.2% and acquisition growth of 1.4%. Organic growth was achieved in all geographies and businesses and was particularly strong in Energy & Resources, Environmental Services, and Water.

•	Gross margin increased 3.7%, or $18.2 million, and decreased as a percentage of net revenue to 53.0% from 54.0% in the prior period primarily due to project mix.

•	Administrative and marketing costs were 38.5% of net revenue compared with 39.5% in the prior period primarily as a result of improved utilization and operational efficiencies.

•	Adjusted EBITDA from continuing operations increased 9.9%, or $12.6 million to $139.7 million, representing 14.6% of net revenue compared to $127.1 million or 14.1% of net revenue in the prior period.

•	Adjusted diluted EPS increased 8.9% to $0.49 compared to $0.45 in the prior period.

Management’s Discussion and Analysis March 31, 2020	M-3	Stantec Inc.

•

Net income decreased 11.6%, or $5.2 million to $39.7 million, primarily due to the recording of non-cash lease asset impairments arising from our strategic initiative to optimize occupancy costs and unrealized fair value losses on investments held for self-insured liabilities, partially offset by net income from discontinued operations.

•	Contract backlog is $4.7 billion—an 11.0% increase from December 31, 2019—representing approximately 12 months of work.

•	Net debt to adjusted EBITDA (on a trailing twelve-month basis) is 1.3x—at the lower end of our guideline of 1.0x to 2.0x.

•

Operating cash flows for continuing operations, typically an outflow in the first quarter, improved by 48.7% with outflows of $45.4 million compared to $88.5 million in the prior period; this improvement was mainly due to increased cash receipts from clients and reduced payments paid to suppliers, partly offset by higher payments made to employees.

•

Days sales outstanding was 86 days compared to our target of 90 days, reflecting our continued efforts and focus on collection activities. DSO has increased by seven days since December 31, 2019, reflecting certain contract terms influencing the timing of invoicing as well as disruptions in payment processes for some clients due to COVID-19. Further, DSO at December 31, 2019 benefited from the receipt of certain milestone-based payments.

•	On May 6, 2020, our Board of Directors declared a dividend of $0.155 per share, payable on July 15, 2020 to shareholders of record on June 30, 2020.

Management’s Discussion and Analysis March 31, 2020	M-4	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended Mar 31
(In millions of Canadian dollars, except per share amounts)	2020	2019

Net income from continuing operations	29.5	44.9
Add back:
Income taxes	15.8	13.6
Net interest expense	15.0	17.2
Depreciation and amortization	58.3	56.5
EBITDA from continuing operations	118.6	132.2

Add back (deduct) pre-tax:
Unrealized loss (gain) on investments held on equity securities	11.4	(5.1)
Impairment of lease assets	9.7	-
Adjusted EBITDA from continuing operations	139.7	127.1

	Quarter Ended Mar 31
(In millions of Canadian dollars, except per share amounts)	2020	2019

Net income from continuing operations	29.5	44.9
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	7.1	7.0
Unrealized loss (gain) on investments held on equity securities (note 2)	8.2	(3.7)
Impairment of lease assets (note 3)	6.9	-
Reorganization tax expense (note 4)	2.6	-
Transition tax expense	-	2.1
Adjusted net income from continuing operations	54.3	50.3

Weighted average number of shares outstanding - basic	111,364,788	111,805,946
Weighted average number of shares outstanding - diluted	111,852,155	111,805,946

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.49	0.45
Adjusted earnings per share - diluted	0.49	0.45

See the Definitions section of the 2019 Annual Report and this MD&A for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2020, this amount is net of tax of $2.8 (2019 - $2.7).

note 2: For the quarter ended March 31, 2020, this amount is net of tax of $3.2 (2019 - ($1.4)).

note 3: For the quarter ended March 31, 2020, this amount is net of tax of $2.8 (2019 - nil).

note 4: Refer to Income Taxes section for further details.

Management’s Discussion and Analysis March 31, 2020	M-5	Stantec Inc.

Financial Targets

With the unprecedented uncertainty caused by the COVID-19 pandemic, we are unable to estimate what the impact will be on our financial results. Accordingly, we believe it is prudent to withdraw our 2020 guidance, in its entirety, that was previously provided on page M-10 in our 2019 Annual Report.

Outlook

Our business is well diversified across geographies and sectors, with a project mix that is more heavily weighted towards public sector end clients. This, combined with the strength of our balance sheet and the commitment of our talented workforce, allows us to be well positioned to withstand the challenges caused by the pandemic.

Net Revenue

In our 2019 Annual Report, we had expected organic net revenue growth in 2020 to be in the low-to mid-single digits. This was predicated on our expectation of low to moderate growth in the Canadian, US and Global economies in 2020. As a result of the COVID-19 pandemic, this expectation is no longer valid.

Although Q1 20 revenues were largely unaffected by the pandemic, we anticipate some nominal organic net revenue retraction for Q2 20, partially offset by the expected continuing effect of the strengthened US to Canadian dollar exchange rate. More than 50% of net revenues are generated in the US.

In the US, Q2 20 revenues are projected to remain consistent with Q1 20, before the expected continuing benefit of foreign exchange, as project delays in the commercial sector of our Buildings practice and the completion of certain Water projects are expected to be offset by the continued ramp up of activity on major Infrastructure projects. In Canada, the economic climate is expected to result in a nominal net revenue retraction in Q2 20. Our exposure to the upstream oil and gas sector remains immaterial – less than 1% in Q1 20 – with the majority of our oil and gas activity supporting the midstream sector, which continues to proceed on schedule thus far. Our Global business is experiencing some delays in private sector work; these challenges are partly offset by recent project awards in Water.

Given the unprecedented uncertainty facing the global economy, we are unable to provide a reliable forecast for net revenues for the second half of 2020, although backlog remains at record-high levels.

Project Execution

We remain committed to strong project execution and intend to continue to strive towards generating solid gross margin. We are closely monitoring the quality of utilization for our fixed fee contracts in particular, which make up less than half of our overall portfolio.

Cost Management

While we continue to have solid financial footing, we have proactively taken steps to further bolster our ability to withstand the impacts of the pandemic. Our board and senior leaders have taken voluntary reductions in compensation; we have implemented a number of staffing strategies and discretionary spending has been significantly reduced. Notwithstanding our focus on operational efficiency, we are mindful of preserving the quality of our workforce such that we are positioned to quickly rebound when the economic recovery begins. In addition, we anticipate that utilization may decrease slightly as employees transition back to the workplace in the coming months. We will work diligently to maintain administrative and marketing costs at or below 39% of net revenue, the upper end of our previous target range.

Management’s Discussion and Analysis March 31, 2020	M-6	Stantec Inc.

Liquidity

Our balance sheet remains strong. At March 31, 2020, net debt to adjusted EBITDA was 1.3x, which is toward the low end of our targeted leverage range of 1.0x to 2.0x, and we remain in full compliance with all financial covenants. Our internal modelling indicates that we will likely remain within our 1.0x to 2.0x leverage range throughout 2020. We have ample liquidity with over $250 million in undrawn capacity on our revolving credit facility at March 31, 2020, and have access to an additional $600 million in funds if required. Further, we have no near-term debt maturities that require refinancing.

We remain focused on invoicing and collection activities but anticipate that DSO will increase over the balance of the year as we have experienced slight disruptions in payment processes for some clients due to COVID-19. Given our strong mix of public sector clients and the high quality of our private sector clients, we do not believe credit risk has increased meaningfully as a result of the pandemic.

Capital Allocation

We remain committed to our strategy of deploying capital to generate the best risk-adjusted return for shareholders. All non-essential capital expenditures have been put on hold. Travel restrictions have caused us to pause our acquisition activity as on-site due diligence is an essential component of the acquisition process. As well, valuations of acquisition targets’ backlogs and customer lists must be re-examined in light of current economic conditions. Our commitment to returning capital to shareholders through the payment of a dividend remains unaltered. And, while we were active in repurchasing shares during the first quarter of 2020, we have slowed this activity and remain watchful to make opportunistic repurchases should we see a severe dislocation in the value of our shares.

As the pandemic continues to unfold, we will remain vigilant in monitoring the potential impacts to our stakeholders – clients, communities and, most importantly, our employees.

Management’s Discussion and Analysis March 31, 2020	M-7	Stantec Inc.

Financial Performance

The following sections outline specific factors that affected the results of our operations in the first quarter of 2020.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of gross revenue in foreign currencies, primarily in US dollars and GBP. Fluctuations in these currencies had a net $0.4 million positive impact on our net revenue results in Q1 20 compared to Q1 19, as further described below:

•	The Canadian dollar averaged US$0.75 in both Q1 19 and Q1 20—remaining consistent with limited impact on gross and net revenue.

•	The Canadian dollar averaged GBP0.58 in both Q1 19 and Q1 20— remaining consistent with limited impact on gross and net revenue.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Revenue by Reportable Segment

	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 20 Organic Growth %

Canada	310.9	307.9	275.8	270.9	1.8%
United States	689.6	636.3	509.0	477.4	5.7%
Global	220.0	207.3	170.4	155.8	4.0%

Total	1,220.5	1,151.5	955.2	904.1	4.2%
Revenue by Business Operating Unit
	Gross Revenue		Net Revenue
(In millions of Canadian dollars, except percentages)	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 20 Organic Growth %

Buildings	273.1	261.0	218.9	203.9	1.0%
Energy & Resources	176.9	152.5	144.7	131.7	10.5%
Environmental Services	180.4	169.7	136.7	128.3	6.3%
Infrastructure	342.1	326.4	261.2	256.7	1.5%
Water	248.0	241.9	193.7	183.5	5.7%

Total	1,220.5	1,151.5	955.2	904.1	4.2%

Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period.

A strong increase of 5.7% in net revenue was driven by organic growth of 4.2%, acquisition growth of 1.4%, and positive foreign exchange fluctuations of 0.1%.

Management’s Discussion and Analysis March 31, 2020	M-8	Stantec Inc.

The gross to net revenue ratio was 1.28, falling within our targeted range of 1.25 to 1.30.

Canada

New project work spurred net revenue growth of 1.8% in the quarter despite muted growth in the Canadian economy.

Organic net revenue increased 1.8% in the quarter driven by our Environmental Services business and Oil & Gas sector, both of which benefitted from the ramp up of the Trans Mountain Expansion Pipeline project. Continued opportunities from several large light-rail transit projects in Montreal, Edmonton, and Ontario also contributed to growth in our Transportation sector. Slowed economic activity in certain provincial geographies resulted in retraction in our Community Development sector and Water business. In Buildings, the winding down of large projects resulted in declines in the Commercial, Health care, and Airport sectors.

United States

Project opportunities in the United States remained strong in Q1 20 and our US operations continue to generate solid growth. Net revenue increased 6.6% in the quarter, reflecting strong organic revenue growth.

We achieved organic net revenue growth of 5.7% for the quarter. Our Water business continued to expand with the commencement of several large projects and the continuation of numerous existing programs. Robust activity in our Industrial, Commercial, Retail, and Civic sectors, particularly in the eastern US and pacific northwest markets, drove solid growth in Buildings. We also saw growth in our Mining sector with the ramp up of a major project. Our Environmental Services business and Power & Dams sector continued to see growth as renewable, hydropower, and dam projects advanced. Our Infrastructure business retracted due to localized challenges on certain projects in our community development sector, and actions have been put in place to address these issues. Retraction in our transportation sector resulted from the wind down of the design phases on major transit and rail projects. We continue to work on these projects but have lower involvement in the construction administration phases.

Global

Our ongoing efforts to expand into the global markets continue to contribute to our growth, with Global net revenue increasing 9.4% in the quarter primarily from acquisition growth of 7.9% in Buildings, supplemented by organic growth of 4.0%.

Organic growth in our Global operations was driven by strong performance in our UK Infrastructure business as we benefitted from an improved local market. Additionally, we saw a higher volume of work in our Water business in the Middle East, Australia, and New Zealand markets. Water business activities in the United Kingdom were steady in the quarter, and we anticipate a ramp up of major projects work as we move into the latest Asset Management Program regulatory cycle. Large project wind-downs in Power & Dams and in our European Environmental Services business were partial offsetting factors to our growth.

Management’s Discussion and Analysis March 31, 2020	M-9	Stantec Inc.

Backlog

(In millions of Canadian dollars)	Mar 31, 2020	Dec 31, 2019

Canada	1,088.9	1,014.8
United States	2,874.7	2,612.6
Global	761.8	630.0
Total	4,725.4	4,257.4

Our contract backlog—$4.7 billion at March 31, 2020—represents approximately 12 months of work.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

Major Project Awards

Major project awards during the first quarter in Canada included planning and design compliance services for the new South Niagara Hospital in Ontario. We were also selected to provide all environmental monitoring and inspection services for the construction and commissioning period of LNG Canada’s LNG export terminal in British Columbia. In addition, our team was selected to provide technical advisory services for the Ontario Line Subway project, a new rapid transit line in Toronto.

In the United States, we were selected to provide watershed and stream restoration projects, environmental, permitting, and ancillary services for the County of Fairfax, Virginia. In California, we were awarded a project to develop an electric vehicle charging strategy for Santa Monica’s transit authority as it works toward switching its fleet to zero-emission electric. Our team was also selected to lead plant structural design and tertiary treatment process mechanical design for the Howard F. Curren Advanced Water Treatment Plant in Tampa, Florida.

In our Global operations, major project awards include being selected as the employer’s representative for contract management for the 2,160-megawatt Koysha Hydroelectric project in Ethiopia. In New Zealand, we were selected by Waka Kotahi NZ Transport Agency to complete a detailed business case for a new 24-kilometre four-lane highway from Otaki to north of Levin.

Gross Margin

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of gross margin, refer to the Definitions section of our 2019 Annual Report (incorporated here by reference).

	Q1 2020		Q1 2019

(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue

Canada	139.5	50.6%	139.0	51.3%
United States	272.1	53.5%	262.3	54.9%
Global	95.1	55.8%	87.2	56.0%
Total	506.7	53.0%	488.5	54.0%

Gross margin increased $18.2 million as a result of overall revenue increases and decreased 1.0% as a percentage of net revenue compared to Q1 19.

Management’s Discussion and Analysis March 31, 2020	M-10	Stantec Inc.

Gross margin in Canada increased $0.5 million and decreased 0.7% as a percentage of net revenue compared to Q1 19. Our margins were impacted by continued pricing pressure because of the slow growth in the Canadian economy and a shift in our project mix, driven largely by the increased volume of lower-margin work related to the oil and gas sector impacting our Energy & Resources and Environmental Services businesses. Although this work garners a lower gross margin, utilization rates in our oil and gas sector are amongst the highest in all our businesses. This, combined with the minimal marketing spend required to win these projects, drives a contribution to EBITDA that is in line with our other businesses.

Gross margin in the United States increased $9.8 million and decreased 1.4% as a percentage of net revenue compared to Q1 19. The decrease as a percentage of net revenue was impacted by a shift in our project mix, primarily driven by the major projects in our Transportation business, which are transitioning from the higher-margin design phase to the lower-margin construction administration phase. US gross margin was also affected by localized challenges on certain projects in our Community Development sector, for which we have put actions in place to address.

Gross margin in our Global operations increased $7.9 million and decreased 0.2% as a percentage of net revenue compared to Q1 19. Margins in our Global operations were primarily impacted by project mix and some ongoing pricing pressures for our services in the UK and Europe.

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue was 38.5% in Q1 20 compared to 39.5% in Q1 19. The improvements in administrative and marketing expense were mainly due to our 2019 reshaping initiatives, which improved our operational efficiency, and our continued focus on reducing discretionary spending. We also had a $2.1 million decrease in share-based compensation charges.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years.

The following table summarizes the amortization of identifiable intangible assets for Q1 20 and Q1 19:

	Quarter Ended Mar 31
(In millions of Canadian dollars)	2020	2019

Client relationships	7.9	7.5
Backlog	2.0	2.0
Other	-	0.2
Total amortization of acquired intangible assets	9.9	9.7
Software	4.3	5.7
Total amortization of intangible assets	14.2	15.4

The decrease in intangible asset amortization of $1.2 million in Q1 20 compared to Q1 19 was mainly due to the decline of software amortization because subscription costs are now charged to administrative and marketing expenses. This was partly offset by an increase in client relationships amortization resulting from the acquisitions of Wood Grieve Engineers (WGE) and Peter Brett Associates LLP (PBA).

Management’s Discussion and Analysis March 31, 2020	M-11	Stantec Inc.

Impairment of Lease Assets

As a strategic cost initiative in 2020 we have accelerated reviews of our leased office spaces across our real estate portfolio to reshape and optimize our occupancy cost structures over the next three years. As a result of this initiative, in the first quarter we recorded a non-cash net impairment of $9.7 million for lease assets related to the change in use of certain floors in the head office lease and the consolidation of offices in Australia. Prior to the adoption of IFRS 16, these adjustments were described as lease exit liability charges.

Net Interest Expense

Net interest expense decreased $2.2 million driven by lower average drawn balances on our revolving credit facility and lower interest rates. The amendment of our credit facilities in 2019 reduced interest rate spreads on certain components of our facilities and the lowering of interest rates by the Bank of Canada in response to COVID-19 also contributed to the decrease in interest rates.

Other Expenses (Income)

In Q1 20 we recognized an unrealized loss of $11.4 million, compared to an unrealized gain of $5.1 million in Q1 19, on our equity securities in our investments held for self-insured liabilities. The unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

Income Taxes

Our effective income tax rate was 34.9% in Q1 20, compared to a normalized 28.0% in Q1 19. Our income tax expenses included a $2.6 million tax expense associated with reorganization efforts to integrate PBA into our UK group and a $2.3 million in withholding tax associated with certain intercompany distributions, partly offset by a tax recovery of $2.0 million primarily related to the remeasurement of deferred tax assets and liabilities.

Without these impacts, our normalized effective tax rate for Q1 20 would be 28.5%. Our normalized effective tax rate is within the guidance range published in our 2019 Annual Report.

Discussion of Discontinued Operations

In 2018, we completed the sale of our Construction Services operations and the results of our Construction Services operations are reported as discontinued operations in our consolidated financial statements as prescribed by IFRS 5.

In Q1 20, the terms and conditions to the settlement agreements entered in Q4 19 were satisfied and resulted in lower settlement costs than our initial expectations and higher distributions from the wind down of the joint venture. As such, we recognized a recovery on a provision for expected project losses and accrued liabilities and distributions from our joint venture of $10.8 million.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Management’s Discussion and Analysis March 31, 2020	M-12	Stantec Inc.

Quarterly Unaudited Financial Information

Results for periods prior to Q1 19 have not been restated for the adoption of IFRS 16.

	2020		2019			2018
(In millions of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenue	1,220.5	1,210.2	1,241.5	1,224.1	1,151.5	1,083.9	1,086.6	1,092.0

Net revenue	955.2	901.0	952.6	953.6	904.1	835.6	847.5	863.3

Net income from continuing operations	29.5	42.4	57.8	49.3	44.9	21.2	55.9	57.6

Net income (loss) from discontinued operations, net of tax	10.2	-	-	-	-	(32.2)	(73.9)	(18.0)
Net income (loss)	39.7	42.4	57.8	49.3	44.9	(11.0)	(18.0)	39.6

Basic and diluted earnings (loss) per share

Continuing operations	0.27	0.38	0.52	0.44	0.40	0.19	0.49	0.51

Discontinued operations	0.09	-	-	-	-	(0.29)	(0.65)	(0.16)
Total basic and diluted earnings (loss) per share	0.36	0.38	0.52	0.44	0.40	(0.10)	(0.16)	0.35

Diluted earnings (loss) per share

Continuing operations	0.26	0.38	0.52	0.44	0.40	0.19	0.49	0.51

Discontinued operations	0.09	-	-	-	-	(0.29)	(0.65)	(0.16)
Total diluted earnings (loss) per share	0.35	0.38	0.52	0.44	0.40	(0.10)	(0.16)	0.35

Continuing operations

Adjusted net income (note)	54.3	52.3	66.3	56.1	50.3	45.5	51.2	62.0

Adjusted diluted EPS (note)	0.49	0.47	0.59	0.50	0.45	0.40	0.45	0.54

Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Net Revenue

(In millions of Canadian dollars)	Q1 20 vs. Q1 19	Q4 19 vs. Q4 18	Q3 19 vs. Q3 18	Q2 19 vs. Q2 18

Increase in net revenue due to

Organic growth	38.4	44.6	63.1	20.0

Acquisition growth	12.3	23.8	40.3	55.5

Impact of foreign exchange rates on revenue earned by foreign subsidiaries	0.4	(3.0)	1.7	14.8

Total net increase in net revenue	51.1	65.4	105.1	90.3

Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. (See additional information on the operating results for each of the three quarters of 2019 in our MD&A for each respective quarter.)

Management’s Discussion and Analysis March 31, 2020	M-13	Stantec Inc.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2019:

(In millions of Canadian dollars)	Mar 31, 2020	Dec 31, 2019

Total current assets	1,622.5	1,580.1

Property and equipment	292.9	286.5

Lease assets	553.0	558.5

Goodwill	1,725.2	1,651.8

Intangible assets	210.7	219.6

Net employee defined benefit asset	33.8	26.0

Investments in joint ventures and associates	8.3	8.8

Deferred tax assets	32.5	31.9

Other assets	200.4	198.3

Total assets	4,679.3	4,561.5

Current portion of long-term debt	39.2	46.9

Current portion of provisions	20.0	23.9

Current portion of lease liabilities	98.5	99.9

All other current liabilities	766.3	835.6

Total current liabilities	924.0	1,006.3

Lease liabilities	595.5	589.0

Income taxes payable	12.5	11.6

Long-term debt	855.9	814.0

Provisions	101.2	89.1

Net employee defined benefit liability	79.0	85.2

Deferred tax liability	82.7	73.2

Other liabilities	25.5	16.0

Equity	2,001.7	1,875.5

Non-controlling interests	1.3	1.6

Total liabilities and equity	4,679.3	4,561.5

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities and shareholders’ equity.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to weakening Canadian dollar—from US$0.77 at December 31, 2019, to US$0.72 at March 31, 2020. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment increased mainly because of office equipment and leasehold improvements additions; partly offset by depreciation expense. Other assets increased primarily as a result of increases in holdbacks on long-term contracts. Lease assets decreased as a result of depreciation and impairment charge of $9.7 million, related to the head office lease and office consolidation in Perth, Australia with WGE premises, partly offset with new lease additions, and intangible assets decreased from amortization expense.

Total current and long-term portions of long-term debt increased $34.2 million due primarily to an increase in our revolving credit facility of $60.0 million to finance working capital needs and repurchases of shares. The increase was partially offset by a decrease of $18.8 million in notes payable for repayments made on previous acquisitions and a decrease of $7.2 million in finance lease obligations.

Management’s Discussion and Analysis March 31, 2020	M-14	Stantec Inc.

Other long-term liabilities increased primarily from fair value movements on our long-term debt interest rate swap and provisions increased primarily due to the effect of the changes in the discount rate used on our self-insured liabilities offset by recoveries recognized from the finalization of the settlement agreements on the waste-to-energy project completed in the quarter. Net employee defined benefit liability decreased $6.2 million and net employee defined benefit asset increased $7.8 million for a combined net decrease of $14.0 million. The decrease was primarily due to contributions of $8.7 million made during the quarter. Additionally, in response to COVID-19 and its impact on the markets, a remeasurement of our defined benefit obligations and plan assets resulted in a net decrease of $5.8 million recorded through other comprehensive income.

Liquidity and Capital Resources

We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval and under the same terms and conditions), our $310 million senior term loan, and the issuance of common shares. We use funds primarily to pay: operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We expect the COVID-19 pandemic will have some impact on the timing of our cash receipts. At this time, our internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover normal operating and capital expenditures. We believe that the design of our business model reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital

The following table summarizes working capital information at March 31, 2020, compared to December 31, 2019:

(In millions of Canadian dollars, except ratios)	Mar 31, 2020	Dec 31, 2019

Current assets	1,622.5	1,580.1
Current liabilities	(924.0)	(1,006.3)
Working capital (note)	698.5	573.8
Current ratio (note)	1.76	1.57

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of the 2019 Annual Report and this MD&A.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to the weakening Canadian dollar.

Current assets increased primarily because trade and other receivables, unbilled receivables, and contract assets had a collective net increase of $93.2 million, partly offset with a decrease in cash and cash deposits of $64.2 million (explained in the Cash Flows section of this MD&A).

•

Our DSO, defined in the Definitions section of our 2019 Annual Report, was 86 days compared to our target of 90 days, reflecting our continued efforts and focus on collection activities. DSO has increased by seven days since December 31, 2019, reflecting certain contract terms influencing the timing of invoicing as well as slight disruptions in payment processes for some clients due to COVID-19. Further, DSO at December 31, 2019 benefited from the receipt of certain milestone-based payments.

Management’s Discussion and Analysis March 31, 2020	M-15	Stantec Inc.

•

The aging of trade receivables increased slightly in the over-90-day aging category by 1.6% as a percentage of total trade receivable, or $11.2 million, primarily due to client mix and the disruptions in payment processes for some clients from COVID-19.

Current liabilities decreased primarily because of a decrease in trade and other payables of $72.2 million, mainly attributable to the timing of payments to suppliers and payroll as well as the payment of annual employee short-term incentive awards. These decreases were partly offset by an increase of $7.0 million in bank indebtedness and an increase in the current portion of other liabilities of $4.9 million primarily from the movement of PSU liabilities from long-term to current.

Cash Flows

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	Q1 2020	Q1 2019	Change	Q1 2020	Q1 2019	Change	Q1 2020	Q1 2019	Change
Cash flows (used in) from operating activities	(45.4)	(88.5)	43.1	2.4	(1.6)	4.0	(43.0)	(90.1)	47.1

Cash flows used in investing activities	(20.6)	(98.2)	77.6	-	-	-	(20.6)	(98.2)	77.6

Cash flows (used in) from financing activities	(24.2)	62.2	(86.4)	-	-	-	(24.2)	62.2	(86.4)

Cash Flows Used in Operating Activities

Operating cash flows are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards.

Operating cash flows for continuing operations, typically an outflow in the first quarter, were $45.4 million, a $43.1 million improvement compared to Q1 19. The decrease in cash outflow was driven by an increase in cash receipts from clients and a decrease in cash paid to suppliers. These cash inflows were partly offset by an increase in cash paid to employees due to acquisition growth and the payment of annual employee short-term incentive awards.

Cash Flows Used in Investing Activities

Cash flows used in investing activities were $20.6 million, a $77.6 million decrease compared to Q1 19. This was due primarily to the Q1 19 acquisition of WGE for net cash consideration of $77.1 million. As well, purchases of property and equipment and software decreased $13.2 million in Q1 20 compared to Q1 19. The decreases in cash flows used were partly offset by an increase in cash used for the purchase of investments held for self-insured liabilities.

Cash Flows (Used in) From Financing Activities

Cash flows used in financing activities were $24.2 million compared to cash inflows of $62.2 million in Q1 19. The decrease was primarily due to a $65.3 million net reduction in drawings on our revolving credit facility, and increases in share repurchases of $21.4 million, lease obligation payments of $7.4 million and other long-term debt of $6.7 million. These were partly offset by an increase in proceeds of $19.7 million from stock options exercised.

Capital Management

Our objective in managing our capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

Management’s Discussion and Analysis March 31, 2020	M-16	Stantec Inc.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. At March 31, 2020, our net debt to adjusted EBITDA ratio was 1.3 to 1.0, falling within our stated internal guideline and consistent with our overall approach to capital allocation. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Mar 31, 2020	Dec 31, 2019

Current and non-current portion of long-term debt	895.1	860.9

Less: cash and cash equivalents	(159.3)	(223.5)

Bank indebtedness	26.5	19.5
Net debt	762.3	656.9

Shareholders equity	2,001.7	1,875.5

Total Capital Managed	2,764.0	2,532.4

Trailing twelve months adjusted EBITDA from continuing operations	587.0	574.4

Net debt to adjusted EBITDA ratio	1.3	1.1

See the Definitions section of the 2019 Annual Report and this MD&A for our discussion of non-IFRS measures used.

We have syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million term loan in two tranches, and access to additional funds of $600 million. We are required to comply with certain covenants as part of our credit facility. The key financial covenants include but are not limited to a leverage ratio and an interest coverage ratio (as defined by our Credit Facilities Agreement and in the Definition section of our 2019 Annual Report).

At March 31, 2020, $250.7 million was available in our revolving credit facility for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended March 31, 2020.

Shareholders’ Equity

Shareholders’ equity increased $126.2 million from December 31, 2019. The increase in shareholders’ equity was mainly due to a comprehensive income of $109.6 million related to the exchange difference on translation of our foreign subsidiaries, net income of $39.7 million earned in the first quarter of 2020, $22.7 million for share options exercised for cash and share-based compensation expense, and a remeasurement gain of $5.8 million on our net employee defined benefit liability. These increases were partly offset by $31.4 million in shares repurchased under our normal course issuer bid (NCIB) and $17.2 million in dividends declared.

Our NCIB on the TSX was renewed on November 8, 2019 enabling us to repurchase up to 5,559,313 of our common shares during the period November 14, 2019 to November 13, 2020. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 845,492 common shares for an aggregated price of $31.4 million during the first quarter of 2020, compared to the repurchase of 382,512 common shares for an aggregated price of $11.9 million during the first quarter of 2019.

Management’s Discussion and Analysis March 31, 2020	M-17	Stantec Inc.

Other

Outstanding Share Data

At March 31, 2020, 111,103,584 common shares and 3,251,370 share options were outstanding. From April 1, 2020, to May 6, 2020, 69,125 share options were exercised, and 7,509 share options were forfeited. At May 6, 2020, 111,172,709 common shares and 3,174,736 share options were outstanding.

Contractual Obligations

The nature and extent of our contractual obligations did not change materially from those described in the contractual obligations section of our 2019 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at March 31, 2020.

Off-Balance Sheet Arrangements

Effective January 1, 2020, we entered into an additional separate letter of credit facility outside of our revolving credit facility that provides letters of credit up to $100.0 million. As at March 31, 2020, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $14.8 million and $72.8 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before April 2021, except for $13.7 million that have open-ended terms. At March 31, 2020, $352.2 million in bonds were issued under our surety facilities, expiring at various dates before June 2025. These arrangements were issued in the normal course of operations. Refer to Note 22 in our 2019 audited consolidated financial statements, incorporated by reference, for a discussion of our outstanding contingencies and guarantees. The nature and extent of our off-balance sheet arrangements did not change materially from those described in our 2019 Annual Report.

Financial Instruments and Market Risk

At March 31, 2020, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2019 Annual Report (incorporated here by reference). We continue to hold an interest rate swap to manage the fluctuation in floating interest rates on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

At this time, there is a significant degree of uncertainty regarding the impact that the outbreak of COVID-19 will have on our credit and price risk. Management does not anticipate a significant increase in credit risk exposure but will continue to monitor the situation as it evolves.

Credit risk

Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. In light of the COVID-19 pandemic, we may negotiate some payment extensions with both our vendors and clients. However, we do not expect the extensions will result in increased credit risk because of our strong client base.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Management’s Discussion and Analysis March 31, 2020	M-18	Stantec Inc.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified.

Foreign exchange risk

We are subject to foreign exchange risk because a significant portion of our revenue and expenses is in foreign currencies, primarily US dollars and GBP. Therefore, we are exposed to fluctuations in exchange rates to the extent that a strengthening Canadian dollar environment will result in a negative impact and a weakening Canadian dollar environment will result in positive impact on our income from operations.

Foreign exchange fluctuations may also arise on the translation of the balance sheet where the functional currency of our foreign subsidiaries is different from the Canadian dollar. Exchange effects are not hedged and are recorded in other comprehensive income (loss). We recorded exchange gains on translation of foreign operations of $109.6 million through other comprehensive income (loss), of which $73.3 million related to goodwill and $6.0 million related to intangible assets.

Foreign exchange gains or losses arise from the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities and long-term debt) held in our Canadian operations and foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering in forward foreign currency contracts.

Related-Party Transactions

Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 17 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2020, and notes 15, 22, and 34 of our audited consolidated financial statements for the year ended December 31, 2019 (included in our 2019 Annual Report and incorporated here by reference). At March 31, 2020 the nature and extent of these transactions were not materially different from those disclosed in the 2019 Annual Report.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

In response to the change in use of lease assets and the impact of the COVID-19 pandemic, adjustments to our estimates and assumptions were made to our lease assets, provision for self-insured liabilities, and our defined benefit obligations and plan assets were remeasured at March 31, 2020. We will continue to monitor for changes to our critical accounting estimates, as described in our 2019 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2019, audited consolidated financial statements (incorporated here by reference).

Definition of Non-IFRS Measures

This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to adjusted EBITDA, return on invested capital (ROIC), days sales outstanding (DSO), leverage ratio,

Management’s Discussion and Analysis March 31, 2020	M-19	Stantec Inc.

interest coverage ratio, adjusted EBITDA, adjusted net income, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the first quarter ended March 31, 2020, there has been no significant change in our description of non-IFRS measures from that included in our 2019 Annual Report in the Critical Accounting Estimates, Developments, and Measures section (incorporated here by reference).

A reconciliation of Non-IFRS measures to their closest respective IFRS measures is provided on M-5 of this MD&A.

Recent Accounting Pronouncements

Certain amendments disclosed in note 6 of our 2019 audited consolidated financial statements (incorporated by reference) had an effective date of January 1, 2020 but did not have an impact on the consolidated financial statements or accounting policies in Q1 20.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 6 of our 2019 audited consolidated financial statements (incorporated here by reference).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

For the first quarter ended March 31, 2020, there has been no significant change in our risk factors from those described in our 2019 Annual Report (incorporated here by reference), except for the following:

The COVID-19 pandemic may negatively impact our ability to execute our strategy, our business operations and our financial performance.

Many countries we operate in are currently in COVID-19-related lockdown and non-essential businesses have been directed to close under a public health emergency. As a result, our offices have been closed, staff are working remotely, some projects have been deferred, and construction may be banned or restricted in certain jurisdictions. The impacts of this crisis to the global economy and our business continue to evolve. Stantec continues to adapt to sustain our business during these uncertain times.

In the initial weeks, our Pandemic Response Committee focused on implementing travel and work restrictions and adjusted field work activities to keep our employees safe. We successfully transitioned most of our employees to work remotely in order to continue to support our clients. In many of the countries we operate in, governments have announced several economic measures to help businesses and workers cope with the impacts of the COVID-19

Management’s Discussion and Analysis March 31, 2020	M-20	Stantec Inc.

pandemic. We are actively pursuing these and other available measures at the federal, provincial, state and municipal levels to help ease the burden and associated costs of the COVID-19 pandemic. Given the fluid nature of these programs, we are continuously monitoring developments and intend to avail ourselves of all tools that are available to improve our financial position and the well-being of our people.

While we are not immune to the impacts of the pandemic, our industry has been less affected than others. The majority of the work we do has been deemed “essential” and is, therefore, continuing. Diversification is central to our business model and, as such, our revenues are not highly concentrated within any geography, business, or client base. We are prudently managing our costs and safeguarding the strength of our balance sheet to support the resiliency of our business.

Subsequent Event

Dividends

On May 6, 2020, we declared a dividend of $0.155 per share, payable on July 15, 2020, to shareholders of record on June 30, 2020.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2020 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

•	Our aim to achieve our goals as set out in the Business Model and Strategy section of the 2019 Annual Report;

•	Our expectations in the Critical Accounting Estimates section;

•

Our expectations, based on our diversified business across geographies and sectors and client mix, balance sheet strength, and the commitment of our talented workforce, that we have ability to withstand the challenges caused by the COVID-19 pandemic;

•

Our expectations in the Outlook section regarding, among others, that our business will experience organic net revenue retraction for Q2 20 and the balance of the year and see consistent US Q2 20 revenues to Q1 20;

•

Our expectation that we will be able to generate solid gross margin, maintain administrative and marketing costs at or below our internal target of 39% and remain within our internal leverage range of 1.0x-2.0x;

•	Our expectation that DSO will increase over the balance of 2020;

Management’s Discussion and Analysis March 31, 2020	M-21	Stantec Inc.

•

Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section, based in part on the design of our business model; and

•	Our ability to limit credit risk and our expectations that the COVID-19 pandemic will not adversely affect such ability.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2020, other than the risk factor related to COVID-19 described above, there has been no significant change in our risk factors from those described in our 2019 Annual Report (incorporated here by reference).

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2020 and their effect on our business. In our 2019 Annual Report, we included assumptions supporting our annual targets and outlook for 2020. With the unprecedented uncertainty caused by the COVID-19 pandemic, we are unable to estimate with confidence what the associated impact will be on our financial results. Accordingly, we believe it is prudent to withdraw our 2020 guidance (previously provided on M-10 in our 2019 Annual Report), in its entirety, and our assumptions (previously provided on M-42 in our 2019 Annual Report) supporting our 2020 guidance as such assumptions no longer remain valid in light of the COVID-19 pandemic.

Management’s Discussion and Analysis March 31, 2020	M-22	Stantec Inc.

Interim Condensed Consolidated Statements

of Financial Position

(Unaudited)		March 31	December 31

		2020	2019
(In millions of Canadian dollars)	Notes	$	$

ASSETS
Current
Cash and deposits	5	159.3	223.5
Trade and other receivables	6	811.2	817.7
Unbilled receivables		462.9	374.2
Contract assets		78.5	67.5
Income taxes recoverable		41.3	36.2
Prepaid expenses		46.1	42.9
Other assets	8	23.2	18.1
Total current assets		1,622.5	1,580.1
Non-current
Property and equipment		292.9	286.5
Lease assets	7	553.0	558.5
Goodwill	15	1,725.2	1,651.8
Intangible assets	15	210.7	219.6
Investments in joint ventures and associates		8.3	8.8
Net employee defined benefit asset	11	33.8	26.0
Deferred tax assets		32.5	31.9
Other assets	8	200.4	198.3
Total assets		4,679.3	4,561.5
LIABILITIES AND EQUITY
Current
Bank indebtedness	5	26.5	19.5
Trade and other payables		504.2	576.4
Lease liabilities	7	98.5	99.9
Deferred revenue		189.8	199.2
Income taxes payable		28.8	28.4
Long-term debt	9	39.2	46.9
Provisions	10	20.0	23.9
Other liabilities	12	17.0	12.1
Total current liabilities		924.0	1,006.3
Non-current
Lease liabilities	7	595.5	589.0
Income taxes payable		12.5	11.6
Long-term debt	9	855.9	814.0
Provisions	10	101.2	89.1
Net employee defined benefit liability	11	79.0	85.2
Deferred tax liabilities		82.7	73.2
Other liabilities	12	25.5	16.0
Total liabilities		2,676.3	2,684.4
Shareholders’ equity
Share capital	13	900.0	879.8
Contributed surplus		20.0	23.9
Retained earnings		915.8	917.7
Accumulated other comprehensive income		165.9	54.1
Total shareholders’ equity		2,001.7	1,875.5
Non-controlling interests		1.3	1.6
Total liabilities and equity		4,679.3	4,561.5
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income

(Unaudited)

		For the quarter ended March 31

		2020	2019
(In millions of Canadian dollars, except per share amounts)	Notes	$	$

Continuing operations
Gross revenue		1,220.5	1,151.5
Less subconsultant and other direct expenses		265.3	247.4

Net revenue		955.2	904.1
Direct payroll costs	16	448.5	415.6

Gross margin		506.7	488.5
Administrative and marketing expenses	16	367.3	357.1
Depreciation of property and equipment		14.5	13.7
Impairment of lease assets	7	9.7	-
Depreciation of lease assets	7	29.6	27.4
Amortization of intangible assets		14.2	15.4
Net interest expense	7,9	15.0	17.2
Other net finance expense		1.6	1.3
Share of income from joint ventures and associates		0.4	-
Foreign exchange (gain) loss		(1.3)	2.9
Other expense (income)	17	10.4	(5.0)

Income before income taxes and discontinued operations		45.3	58.5

Income taxes
Current		8.6	(4.2)
Deferred		7.2	17.8

Total income taxes		15.8	13.6
Net income for the period from continuing operations		29.5	44.9

Discontinued operations
Net income from discontinued operations, net of tax	4	10.2	-

Net income for the period		39.7	44.9
Weighted average number of shares outstanding - basic		111,364,788	111,805,946
Weighted average number of shares outstanding - diluted		111,852,155	111,805,946

Shares outstanding, end of the period		111,103,584	111,657,956

Earnings per share, basic and diluted

Continuing operations, basic		0.27	0.40
Discontinued operations, basic		0.09	-

Total basic earnings per share		0.36	0.40

Continuing operations, diluted		0.26	0.40
Discontinued operations, diluted		0.09	-

Total diluted earnings per share		0.35	0.40
See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements

of Comprehensive Income

(Unaudited)

		For the quarter ended March 31

		2020	2019

(In millions of Canadian dollars)	Notes	$	$

Net income for the period		39.7	44.9

Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	15	109.6	(33.3)
Net unrealized gain on FVOCI financial assets	8	1.1	0.7
Unrealized loss on interest rate swap	15	(4.7)	(0.5)
		106.0	(33.1)

Items not to be reclassified to net income:
Remeasurement gain on net employee defined benefit liability	11	5.8	-

Other comprehensive income (loss) for the period, net of tax		111.8	(33.1)

Total comprehensive income for the period, net of tax		151.5	11.8
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements

of Shareholders’ Equity

(Unaudited)

	Shares	Share			Accumulated Other
	Outstanding	Capital	Contributed	Retained	Comprehensive
	(note 13)	(note 13)	Surplus	Earnings	Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2018	111,860,105	867.8	24.8	851.2	163.1	1,906.9
Impact of change in accounting policy, net of tax of $8.7				(34.0)		(34.0)
Adjusted balance, January 1, 2019	111,860,105	867.8	24.8	817.2	163.1	1,872.9

Net income				44.9		44.9
Other comprehensive loss					(33.1)	(33.1)
Total comprehensive income (loss)				44.9	(33.1)	11.8
Share options exercised for cash	180,363	3.0				3.0
Share-based compensation expense			1.5			1.5
Shares repurchased under Normal Course Issuer Bid	(382,512)	(3.0)	(0.1)	(8.8)		(11.9)
Reclassification of fair value of share options previously expensed		0.8	(0.8)			-
Dividends declared				(16.2)		(16.2)

Balance, March 31, 2019	111,657,956	868.6	25.4	837.1	130.0	1,861.1
Balance, December 31, 2019	111,212,975	879.8	23.9	917.7	54.1	1,875.5
Net income				39.7		39.7
Other comprehensive income					111.8	111.8
Total comprehensive income				39.7	111.8	151.5
Share options exercised for cash	736,101	22.7				22.7
Share-based compensation expense			0.6			0.6
Shares repurchased under Normal Course Issuer Bid	(845,492)	(6.8)	(0.2)	(24.4)		(31.4)
Reclassification of fair value of share options previously expensed		4.3	(4.3)			-
Dividends declared				(17.2)		(17.2)

Balance, March 31, 2020	111,103,584	900.0	20.0	915.8	165.9	2,001.7
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended March 31

(In millions of Canadian dollars)	Notes	2020 $	2019 $
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,177.7	1,110.7
Cash paid to suppliers		(490.9)	(515.0)
Cash paid to employees		(708.3)	(659.6)
Interest received		0.5	0.9
Interest paid	7	(15.0)	(17.9)
Finance costs paid		(0.9)	(1.3)
Income taxes paid		(8.5)	(6.3)
Cash flows used in operating activities from continuing operations		(45.4)	(88.5)
Cash flows from (used in) operating activities from discontinued operations		2.4	(1.6)
Net cash flows used in operating activities		(43.0)	(90.1)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired		-	(77.1)
(Purchase) proceeds of investments held for self-insured liabilities	8	(11.7)	0.4
Purchase of intangible assets		(0.5)	(1.4)
Purchase of property and equipment		(8.5)	(20.8)
Other		0.1	0.7
Net cash flows used in investing activities		(20.6)	(98.2)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from revolving credit facility	9	60.0	125.3
Repayment of notes payable and other long-term debt		(16.5)	(9.8)
Net payment of lease obligations	7	(33.0)	(25.6)
Proceeds from lease inducements	7	0.2	4.8
Payment of software financing obligations		(8.2)	(8.2)
Repurchase of shares for cancellation	13	(33.3)	(11.9)
Proceeds from issue of share capital		22.7	3.0
Payment of dividends to shareholders	13	(16.1)	(15.4)
Net cash flows (used in) from financing activities	19	(24.2)	62.2
Foreign exchange gain (loss) on cash held in foreign currency		16.6	(5.3)
Net decrease in cash and cash equivalents		(71.2)	(131.4)
Cash and cash equivalents, beginning of the period		204.0	185.2
Cash and cash equivalents, end of the period	5	132.8	53.8
See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Recent Accounting Pronouncements and Changes to Accounting Policies	F-7

4	Discontinued Operations	F-8

5	Cash and Cash Equivalents	F-8

6	Trade and Other Receivables	F-8

7	Lease Assets and Lease Liabilities	F-9

8	Other Assets	F-9

9	Long-Term Debt	F-10

10	Provisions	F-11

11	Employee Defined Benefit Obligations	F-11

12	Other Liabilities	F-12

13	Share Capital	F-12

14	Fair Value Measurements	F-12

15	Financial Instruments	F-13

16	Employee Costs from Continuing Operations	F-15

17	Other Expense (Income)	F-15

18	Income taxes	F-15

19	Cash Flow Information	F-16

20	Related-Party Disclosures	F-16

21	Segmented Information	F-16

22	Events after the Reporting Period	F-18

23	Comparative Figures	F-18

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the quarter ended March 31, 2020, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on May 6, 2020. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements for the quarter ended March 31, 2020, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2019, annual consolidated financial statements.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2019.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2019, annual consolidated financial statements, except for the change in use of lease assets, which included estimating discount rates and cash receipts from subleases to determine the net lease impairment loss as described in note 7, as noted below.

The outbreak of the COVID-19 pandemic in the first quarter of 2020 had, and will continue to have, adverse financial impacts on the global economy, including but not limited to, negative impacts on demand for goods and services, disruptions to supply-chains, volatility in interest rates, and significant declines in market prices of equities and certain commodities. There is significant uncertainty regarding the length of time it will take for these financial impacts to reverse. As the magnitude of the COVID-19 pandemic is continuously evolving, it is impracticable to determine the effect that the COVID-19 pandemic will have on management’s judgments, estimates, and assumptions.

These consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

3. Recent Accounting Pronouncements and Changes to Accounting Policies

Certain amendments disclosed in note 6 of the Company’s December 31, 2019, annual consolidated financial statements had an effective date of January 1, 2020, but did not have an impact on the Company’s consolidated financial statements or accounting policies during the first quarter of 2020. This included Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39, and IFRS 7) which provided temporary relief during the period of uncertainty for companies that have hedging relationships that are directly affected by the reform. The Company’s cash flow hedge is not affected by the reform because the hedged cash flows are based on an interbank offered rate that will continue to be published after the reform.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-7	Stantec Inc.

Future adoptions

The standards, amendments, and interpretations issued before 2020 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2019, annual consolidated financial statements. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

4. Discontinued Operations

In 2018, the Company completed the sale of its Construction Services reportable segment, reported as discontinued operations in these consolidated financial statements for all periods presented as prescribed by IFRS 5.

In the fourth quarter of 2019, the Company entered into settlement agreements to release its obligations from the ongoing waste-to-energy project. The terms and conditions of these agreements were satisfied in the first quarter of 2020 and resulted in the recovery of provisions for expected project losses and accrued liabilities in the amount of $10.8.

The results of discontinued operations are summarized as follows:

	For the quarter ended
	March 31

	2020	2019
	$	$

Revenue	3.7	-
Expenses	(3.7)	0.8
Project loss recovery	10.8	-

Profit from operating activities, before income taxes	10.8	0.8
Income taxes	(0.6)	(0.8)

Net income from discontinued operations	10.2	-

5. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	March 31	March 31
	2020	2019
	$	$

Cash	150.7	89.4
Unrestricted investments	8.6	7.5

Cash and deposits	159.3	96.9
Bank indebtedness	(26.5)	(43.1)

Cash and cash equivalents	132.8	53.8

6. Trade and Other Receivables

	March 31	December 31
	2020	2019
	$	$

Trade receivables, net of expected credit losses of $2.2 (2019 – $2.2)	779.6	787.3
Holdbacks, current	20.0	20.6
Other	11.6	9.8

Trade and other receivables	811.2	817.7

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-8	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$

March 31, 2020	781.8	444.1	169.2	48.3	33.0	87.2

December 31, 2019	789.5	395.9	221.1	63.5	27.8	81.2

During the first quarter of 2020, no trade receivables were written off and the Company had no recoveries from the collection of accounts receivable previously written off.

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 15.

7. Lease Assets and Lease Liabilities

				Lease
	Lease assets			Liabilities

	Building	Other	Total
	$	$	$	$

Balance, beginning of the period	554.4	4.1	558.5	(688.9)
Additions	26.6	0.5	27.1	(26.3)
Depreciation	(28.9)	(0.7)	(29.6)	-
Modifications	(9.5)	-	(9.5)	9.1
Impairment	(9.7)	-	(9.7)	-
Accretion of interest	-	-	-	(7.6)
Payments, net of receipts	-	-	-	40.4
Foreign exchange	16.1	0.1	16.2	(20.7)

	549.0	4.0	553.0	(694.0)

Less current portion	-	-	-	98.5

Long-term portion	549.0	4.0	553.0	(595.5)

During the first quarter of 2020, a change in use related to certain real estate lease assets resulted in a net impairment loss of $9.7. The recoverable amount determined for those lease assets is based on the value in use method and a weighted average discount rate of 3.93% and involved estimates of sublease commencement dates, market rates, terms, and cash receipts. The impaired lease assets are within the Canada and Global reportable segments (note 21).

8. Other Assets

	Note	March 31 2020 $	December 31 2019 $

Financial assets

Investments held for self-insured liabilities	14	155.1	153.0
Holdbacks on long-term contracts		39.1	33.9
Other		13.0	12.6
Non-financial assets		16.4	16.9

		223.6	216.4
Less current portion - financial		16.2	11.6
Less current portion - non-financial		7.0	6.5

Long-term portion		200.4	198.3

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-9	Stantec Inc.

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income (loss) and equity securities that are classified at FVPL with gains (losses) recorded in net income (loss). During the first quarter of 2020, the Company recorded an unrealized loss on equity securities of $11.4 (March 31, 2019 – unrealized gain of $5.1) (note 17) and an unrealized gain on bonds of $1.1 (March 31, 2019 – unrealized gain of $0.7).

Their fair value and amortized cost are as follows:

	March 31 2020 $		December 31
			2019
			$
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	115.3	114.2	102.8	103.4
Equity securities	39.8	47.3	50.2	46.1

Total	155.1	161.5	153.0	149.5

The bonds bear interest at rates ranging from 0.75% to 5.00% per annum (December 31, 2019 – 0.75% to 5.00%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	March 31	December 31
	2020	2019
	$	$

Within one year	14.1	9.5
After one year but not more than five years	83.0	79.9
More than five years	18.2	13.4

Total	115.3	102.8

9. Long-Term Debt

	March 31	December 31
	2020	2019
	$	$

Revolving credit facility	508.0	448.0
Term loan	308.7	308.5
Notes payable	69.9	88.7
Software financing obligations	8.5	15.7

	895.1	860.9
Less current portion	39.2	46.9

Long-term portion	855.9	814.0

Interest on the Company’s long-term debt in the first quarter of 2020 was $8.1 (March 31, 2019 – $10.0).

Revolving credit facilities and term loan

The Company has syndicated credit facilities consisting of a senior revolving credit facility in the maximum amount of $800.0 and senior term loans of $310.0 in two tranches. Additional funds of $600.0 can be accessed subject to approval and under the same terms and conditions. The average interest rate for the credit facilities at March 31, 2020, was 3.08% (December 31, 2019 – 3.77%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At March 31, 2020, the Company had issued outstanding letters of credit that expire at

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-10	Stantec Inc.

various dates before April 2021, are payable in various currencies, and total $14.8 (December 31, 2019 – $49.9). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2020, $250.7 (December 31, 2019 – $282.6) was available in the revolving credit facility for future activities.

The Company is subject to restrictive covenants related to its credit facilities which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2019. The Company was in compliance with these covenants as at and throughout the quarter ended March 31, 2020.

Effective January 1, 2020, the Company entered into an additional separate letter of credit facility outside of its revolving credit facilities that provides letters of credit up to $100.0. At March 31, 2020, $72.8 (December 31, 2019 – $33.3) in aggregate letters of credit outside of the Company’s revolving credit facility were issued and outstanding. These were issued in various currencies. Of these letters of credit, $59.1 (December 31, 2019 – $18.7) expire at various dates before April 2021 and $13.7 (December 31, 2019 – $14.6) have open-ended terms.

Surety facilities

The Company has surety facilities, primarily related to Construction Services, to accommodate the issuance of bonds for certain types of project work. At March 31, 2020, the Company had issued $352.2 (December 31, 2019 – $392.1) in bonds under these surety facilities. These bonds expire at various dates before June 2025. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds (note 4).

10. Provisions

	Self-			Expected

	insured		Onerous	project	Lease

	liabilities	Claims	contracts	losses	restoration	Total
	$	$	$	$	$	$

Balance, beginning of the period	80.1	15.4	0.4	4.8	12.3	113.0
Current period provisions	8.7	1.4	-	0.1	1.1	11.3
Paid or otherwise settled	(2.3)	(2.5)	(0.1)	(2.2)	(0.6)	(7.7)
Impact of foreign exchange	4.1	0.3	-	-	0.2	4.6

	90.6	14.6	0.3	2.7	13.0	121.2
Less current portion	4.3	10.7	0.2	2.7	2.1	20.0

Long-term portion	86.3	3.9	0.1	-	10.9	101.2

11. Employee Defined Benefit Obligations

The calculation of defined benefit obligations is performed at least annually by a qualified actuary, or more often as required due to plan amendments, curtailments, or settlements, or in the event that fluctuations in the market significantly impact the assumptions used in the most recent actuarial valuation.

The COVID-19 pandemic, as described in note 2, affected the markets significantly and impacted certain assumptions used in the measurement of the defined benefit obligation (DBO) and the fair value of plan assets as of March 31, 2020 compared to those utilized at December 31, 2019. As such, the Company remeasured the DBO and the fair value of plan assets at March 31, 2020. The remeasurement resulted in an increase in the discount rate from 1.89% at December 31, 2019, to 2.20% at March 31, 2020. The impact of the increase to the discount rate resulted in a decrease in the DBO, partly offset by a decrease in the fair value of plan assets for a remeasurement gain of $7.2 (net of deferred tax liability of $1.4), recorded through other comprehensive income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-11	Stantec Inc.

12. Other Liabilities

	Note	March 31 2020 $	December 31 2019 $

Cash-settled share-based compensation		24.6	23.0
Interest rate swap	15	7.8	1.5
Other		10.1	3.6

		42.5	28.1
Less current portion		17.0	12.1

Long-term portion		25.5	16.0

13. Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On November 8, 2019, the Company received approval from the TSX to renew its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 5,559,313 common shares during the period November 14, 2019, to November 13, 2020. In addition, the Company has an Automatic Share Purchase Plan (ASPP) with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. Such purchases are determined by the broker in its sole discretion based on parameters established by the Company under the ASPP. As at March 31, 2020 and December 31, 2019, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

During the first quarter of 2020, 845,492 common shares (March 31, 2019 – 382,512) were repurchased for cancellation pursuant to the NCIB at a cost of $31.4 (March 31, 2019 – $11.9). Of this amount, $6.8 and $0.2 (March 31, 2019 – $3.0 and $0.1) reduced share capital and contributed surplus, and $24.4 (March 31, 2019 – $8.8) was charged to retained earnings.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2020.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

November 6, 2019	December 30, 2019	January 15, 2020	0.1450	16.1
February 26, 2020	March 31, 2020	April 15, 2020	0.1550	-

At March 31, 2020, trade and other payables included $17.2 (December 31, 2019 – $16.1) related to the dividends declared on February 26, 2020.

14. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following:

•	Level 1 – quoted market prices

•	Level 2 – valuation techniques (market observable)

•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-12	Stantec Inc.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

During the first quarter of 2020, no change was made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at March 31, 2020:

	Notes	Carrying Amount $	Level 1 $	Level 2 $	Level 3 $

Assets
Investments held for self-insured liabilities	8	155.1	-	155.1	-

Liabilities
Interest rate swap	12,15	7.8	-	7.8	-

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at March 31, 2020:

	Note	Carrying Amount $	Level 1 $	Level 2 $	Level 3 $

Notes payable	9	69.9	-	71.0	-

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

15. Financial Instruments

a) Derivative financial instruments

The Company has an interest rate swap agreement to manage the interest rate risk related to a tranche of the term loan with a notional amount of $160.0, both maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on the term loan, based on a bankers’ acceptance rate, into a fixed interest rate of 2.295%, plus applicable basis points spread. The change in fair value of the interest rate swap, estimated using market rates at March 31, 2020, is an unrealized loss of $6.3 ($4.7 net of tax) (March 31, 2019 – unrealized loss of $0.7 ($0.5, net of tax)). The Company has designated the swap as a cash flow hedge against a tranche of the term loan; therefore, the unrealized gains and losses relating to the swap are recorded in other comprehensive income (loss) and in the statement of financial position as other assets or other liabilities.

b) Nature and extent of risks

The COVID-19 pandemic, as described in note 2, has generally increased the nature and extent of risks arising from financial instruments that the Company is exposed to. Management expects that the COVID-19 pandemic will most significantly impact credit risk, liquidity risk, and price risk. The extent to which these risks will be impacted is being closely monitored and is expected to change as the situation continues to develop. Management will continue to evaluate the Company’s risk exposure and will adjust its risk management approach as necessary.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-13	Stantec Inc.

Credit risk

Assets that subject the Company to credit risk consist primarily of cash and deposits, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at March 31, 2020, was $1,719.1 (December 31, 2019 – $1,682.4).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy.

The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At March 31, 2020, the days of revenue in trade receivables was 60 days (December 31, 2019 – 61 days). Bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities.

Liquidity risk

The Company meets its liquidity needs through various sources, including cash generated from operations, long - and short-term borrowings from its $800.0 revolving credit facility, term loans, and the issuance of common shares. The unused capacity of the revolving credit facility at March 31, 2020, was $250.7 (December 31, 2019 – $282.6). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). The Company recorded exchange gains on translation of foreign operations of $109.6 through other comprehensive income (loss), of which $73.3 related to goodwill and $6.0 related to intangible assets. The Company does not hedge for this foreign exchange risk.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-14	Stantec Inc.

16. Employee Costs from Continuing Operations

	For the quarter ended March 31

	2020 $	2019 $
Wages, salaries, and benefits	679.5	640.8
Pension costs	21.6	19.9
Share-based compensation	2.2	4.3

Total employee costs	703.3	665.0

Direct labor	448.5	415.6
Indirect labor	254.8	249.4

Total employee costs	703.3	665.0

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs is $21.1 (March 31, 2019 – $19.3) related to defined contribution plans.

17. Other Expense (Income)

		For the quarter ended March 31

	Note	2020 $	2019 $

Unrealized loss (gain) on equity securities	8	11.4	(5.1)
Other		(1.0)	0.1

Total other expense (income)		10.4	(5.0)

18. Income Taxes

In the first quarter of 2020, the Company recorded a reorganization tax expense of $2.6 in connection with its reorganization efforts to integrate the operations of Peter Brett Associates LLP with the UK group, a withholding tax expense of $2.3 associated with intercompany distributions, and a tax recovery of $2.0 primarily related to a remeasurement of deferred tax assets and liabilities arising from a change in tax rate in the United Kingdom.

These items are the principal source of the variance in the current quarter’s effective tax rate.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-15	Stantec Inc.

19. Cash Flow Information

A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2020, is as follows:

				Software	Dividends
	Credit	Notes	Lease	Financing	to
	Facility	Payable	Liabilities	Obligations	Shareholders	Total
	$	$	$	$	$	$
December 31, 2019	756.5	88.7	688.9	15.7	16.1	1,565.9
Statement of cash flows
Proceeds	60.0	-	0.2	-	-	60.2
Repayments or payments	-	(16.5)	(33.0)	(8.2)	(16.1)	(73.8)
Non-cash changes
Foreign exchange	-	(2.2)	20.7	0.5	-	19.0
Additions and modifications	-	(0.4)	17.2	0.5	-	17.3
Dividends declared	-	-	-	-	17.2	17.2
Other	0.2	0.3	-	-	-	0.5

March 31, 2020	816.7	69.9	694.0	8.5	17.2	1,606.3

The Credit Facility includes the Company’s revolving credit facility and term loan (note 9).

20. Related-Party Disclosures

At March 31, 2020, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2019, annual consolidated financial statements. The Company enters into related-party transactions through a number of joint ventures, associates, and joint operations. For the first quarter ended March 31, 2020, the nature and extent of these transactions were not materially different from those disclosed in the Company’s December 31, 2019, annual consolidated statements.

21. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker (the CEO) when allocating resources and assessing performance. The Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The operating results of Construction Services, previously a reportable segment, are reported as discontinued operations (note 4).

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the adjustments and eliminations column.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-16	Stantec Inc.

Reportable segments from continuing operations

	For the quarter ended March 31, 2020
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	319.6	694.3	230.5	1,244.4	(23.9)	1,220.5
Less inter-segment revenue	8.7	4.7	10.5	23.9	(23.9)	-

Gross revenue from external customers	310.9	689.6	220.0	1,220.5	-	1,220.5
Less subconsultants and other direct expenses	35.1	180.6	49.6	265.3	-	265.3

Total net revenue	275.8	509.0	170.4	955.2	-	955.2

Gross margin	139.5	272.1	95.1	506.7	-	506.7
	For the quarter ended March 31, 2019
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	318.6	642.0	224.0	1,184.6	(33.1)	1,151.5
Less inter-segment revenue	10.7	5.7	16.7	33.1	(33.1)	-

Gross revenue from external customers	307.9	636.3	207.3	1,151.5	-	1,151.5
Less subconsultants and other direct expenses	37.0	158.9	51.5	247.4	-	247.4

Total net revenue	270.9	477.4	155.8	904.1	-	904.1

Gross margin	139.0	262.3	87.2	488.5	-	488.5

The following tables disclose the disaggregation of non-current assets and gross revenue by geographic area and services:

Geographic information	Non-Current Assets		Gross Revenue

	March 31	December 31	For the quarter ended March 31
	2020	2019	2020	2019
	$	$	$	$

Canada	730.2	760.5	310.9	307.9
United States	1,588.6	1,486.2	689.6	636.3
United Kingdom	147.4	143.3	84.8	53.2
Other Global Geographies	315.6	326.4	135.2	154.1

	2,781.8	2,716.4	1,220.5	1,151.5

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-17	Stantec Inc.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services

	For the quarter ended March 31
	2020	2019
	$	$

Buildings	273.1	261.0
Energy & Resources	176.9	152.5
Environmental Services	180.4	169.7
Infrastructure	342.1	326.4
Water	248.0	241.9

Total gross revenue from external customers	1,220.5	1,151.5

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have the lowest revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34. The uncertain impacts of the COVID-19 pandemic also may result in temporary changes to this pattern.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

22. Events after the Reporting Period

Dividend

On May 6, 2020, the Company declared a dividend of $0.155 per share, payable on July 15, 2020, to shareholders of record on June 30, 2020.

23. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for 2020.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data March 31, 2020	F-18	Stantec Inc.

Head Office
400-10220 103 Avenue NW
Edmonton, Alberta T5J 0K4 Canada
Ph: 780-917-7000
Fx: 780-917-7330 ir@stantec.com
Securities Exchange Listing
Stantec shares are listed on the Toronto
Stock Exchange and the New York Stock
Exchange under the symbol STN.
ON THE COVER
Joint Venture with Snøhetta
Temple University – Charles Library
Philadelphia, Pennsylvania
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